

10026771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 24 2010

Washington, DC

SEC FILE NUMBER
8-44281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley   (914) 307-7030
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Maureen D. Howley_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Kenmar Securities Inc._____ , as of _____December 31_____ , 20__09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

MAUREEN D. HOWLEY
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Name of Company:		Employer ID No:		NFA ID No:	
Kenmar Securities Inc.	0010	13-3434713	0020	0327366	0030

Address of Principal Place of Business:		Person to Contact Concerning This Report:	
900 King Street		Maureen D. Howley	0040
Suite 100		Telephone No:	
Rye Brook, NY 10573	0050	(914) 307-7030	0060

1. Report for the period beginning <u>January 1, 2009</u> [0070] and ending <u>December 31, 2009</u> [0080]

2. Type of report: [0090] [X] Certified   [ ] Regular quarterly/semiannual

   [ ] Special call by: _____   [ ] Other -- Identify: _____

3. Check whether [0095] [ ] Initial filing   [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: <u>National Futures Association</u> [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this _23_ day of ____February____ , 2010

Manual signature _____

Type or print name ____Maureen D. Howley____

[ ] Chief Executive Officer   [X] Sr. Vice President and Chief Financial Officer   Corporate Title _____

[ ] General Partner   [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

KENMAR SECURITIES INC.

TABLE OF CONTENTS


ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 23, 2010

KENMAR SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$864,350
Service fees, sales commissions and redemption fees receivable	15,367
Prepaid expenses	33,119
Other assets	10,450
Total assets	$923,286

LIABILITIES

Commissions payable	$ 47,672
Accrued expenses	28,025
Total liabilities	75,697

STOCKHOLDER'S EQUITY

Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Retained earnings	847,579
Total stockholder's equity	847,589
Total liabilities and stockholder's equity	$923,286

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUE	
Service fees, sales commissions and redemption fees	$2,500,771
Interest income	1,945
Total revenue	2,502,716
EXPENSES	
Commissions	1,051,925
Regulatory and license fees	45,476
Professional fees	62,745
Other expenses	15,510
Total expenses	1,175,656
NET INCOME	$1,327,060

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2008	$ 10	$ 0	$ 920,519	$ 920,529
Net income for the year ended December 31, 2009	0	0	1,327,060	1,327,060
Capital distributions	0	0	(1,400,000)	(1,400,000)
Balance at December 31, 2009	$ 10	$ 0	$ 847,579	$ 847,589

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from (for) operating activities:	
Net income	$ 1,327,060
Adjustments to reconcile net income to	
net decrease in cash and cash equivalents:	
Changes in assets and liabilities:	
Increase in service fees, sales	
commissions and redemption fees receivable	(12,910)
Increase in accrued expenses	230
Increase in other assets	(1,101)
Decrease in prepaid expenses	4,680
Decrease in commissions payable	(139,017)
Net cash from operating activities	1,178,942
Cash flows (for) financing activities	
Capital distributions	(1,400,000)
Net decrease in cash and cash equivalents	(221,058)
Cash and cash equivalents, beginning of year	1,085,408
Cash and cash equivalents, end of year	$ 864,350

See accompanying notes.

KENMAR SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Kenmar Holdings Inc. (the "Parent"), which is wholly owned by Kenmar Group, Inc. ("KGI"). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a member of the Financial Industry Regulatory Authority and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of the financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions, service fees, redemption fees and selling agent fees from affiliated commodity pools. Revenue is recognized as income when earned.

E. Income Taxes

The Company is currently a Qualified Subchapter S Subsidiary. Accordingly, no income tax expense was reflected in the Company's statement of operations as the tax is assessed to the stockholders of KGI.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2009, the Company had adjusted net capital of $791,652, which was in excess of its required net capital by $746,652. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

Note 3.   SERVICE FEES, SALES COMMISSIONS, REDEMPTION FEES AND COMMISSION EXPENSE

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments (formerly known as Preferred Investment Solutions Corp.) ("Preferred"), another subsidiary of the Parent. The Trust originally consisted of four separate and distinct series (the "Series") with each Series divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. Through June 30, 2009, the Company received service fees with respect to the Class I Units, monthly in arrears, equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding Class I Units as of the beginning of the month. Effective July 1, 2009, the Company receives a service fee of 1/12 of 2% (2% per annum) of the beginning of the month Net Asset Value of the Class I units sold prior to July 1, 2009 until those units reach the first anniversary of their purchase. The Company also receives redemption fees for subscriptions made through June 30, 2009, on a pro rata basis of up to 2% of the Net Asset Value of Class I Units redeemed prior to the first anniversary of their purchase. Through June 30, 2009, the Company was responsible for paying all commissions owing to the correspondent selling agents, who through June 30, 2009, were entitled to receive from the Company an initial commission equal to 2% of the initial Net Asset Value of the outstanding units of each Class I Unit sold by them, payable on the date such Class I Units are purchased. Commencing with the 13th month after the purchase of a Class I Unit, correspondent selling agents were entitled to receive from the Company an ongoing monthly commission equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding units as of the beginning of each month. Effective July 1, 2009, the Trust is responsible for paying all commissions to the correspondent selling agents as described above. Service fees and redemption fees received by the Company under this arrangement amount to $1,231,763 and $16,046, respectively, for the year ended December 31, 2009.

The Company receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $1,252,962 for the year ended December 31, 2009.

Note 4.   RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company earns selling agent fees. The Company did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2009.

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to officers of the Company amounted to $135,755 for the year ended December 31, 2009.

See Note 3. with regards to service fees, sales commissions and redemption fees from related parties.

Note 5.   GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Signature Advisors Group LLC (formerly known as Kenmar Investment Adviser LLC). The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31

2010	$178,493
2011	22,637
2012	8,472
	$209,602

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6.   SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 23, 2010, the date the financial statements were issued.

KENMAR SECURITIES INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total stockholder's equity	$847,589
Deduct items not allowable for net capital	
Non-allowable assets	(52,990)
Haircuts on securities	(2,947)
Net capital	$791,652
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 5,046
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$791,652
Minimum net capital requirement	45,000
Excess net capital	$746,652
Total aggregate indebtedness (total liabilities)	$ 75,697
Percentage of aggregate indebtedness to net capital	10 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities Inc. computation of net capital and required net capital from the December 31, 2009 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2009 is as follows:

Total liabilities	$ 75,697
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 75,697

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

	See notes below	1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A	Minimum dollar amount		$45,000		$54,000		$54,000
B	Calculation based on branch offices						
	Number of branch offices = 1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C	Calculation based on associated persons						
	Number of associated persons = 6	x $3,000 =	$18,000	x $3,600 =	$21,600	x $3,600 =	$21,600
D	Securities broker/dealers per SEC 15c3-1		$5,000		N/A		N/A
	Enter the greatest of A - D		$45,000		$54,000		$54,000

		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $54,000	Total $54,000

1   This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.
2   No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.
3   Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio
Equity capital must be at least 30% of the required total shown here.

			Ownership equity	$847,589
Ownership equity	$847,589		+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0		- Excess net capital	746,652
= Equity Capital	= $847,589		= Required total	$100,937

Equity Capital / Required Total   839.72%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable Amount	Collateral				Non-current Receivable
	Description	Market Value	Charge*	Net	
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance Amount	Collateral				Capital Charge
	Description	Market Value	Charge	Net	
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable   10%-Hedged fixed price commitments & forward contracts

5%-Inventory hedged but not registered as deliverable   20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES INC.

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL**

For the Year Ended December 31, 2009



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities Inc.

In planning and performing our audit of the financial statements of Kenmar Securities Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Kenmar Securities Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 23, 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

_____900 King Street, Suite 100_____
(No. and Street)

___Rye Brook_____New York_____10573_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Maureen D. Howley_____(914) 307-7030_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Arthur F. Bell, Jr. & Associates, L.L.C._____
(Name – if individual, state last, first, middle name)

___201 International Circle, Suite 400___	___Hunt Valley,___	___Maryland___	___21030___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
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*Claims fo. exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supportec¹ by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Maureen D. Howley_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____Kenmar Securities Inc._____ , as of _____December 31_____ , 20__09_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MARY KATHLEEN FOYNES GAZA
Notary Public, State of New York
No. 02GA6012130
Qualified in Westchester County
Commission Expires Aug. 17, 20 *12*

MAUREEN D. HOWLEY
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 ● USA
Tel: 410-771-0001 ● Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Kenmar Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Kenmar Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less amounts reported on the audited Form X-17A-5 attributable to the period January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with entries in the Company's general ledger noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the entries in the Company's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 23, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
044281    FINRA    DEC
KENMAR SECURITIES INC      10*10
900 KING ST STE 100
RYE BROOK NY 10573-1226
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] .... $ 2,963

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) .... (290)
      7/24/09; 3/10/09
      _____
      Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) 2,673

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 2,673

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ 2,673

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maureen D. Howley, Kenmar Securities Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **22nd** day of **February** , 20**10** .

Senior Vice President & Chief Financial Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending **December 31**, 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,637,265

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 422,937

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts. 72

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 28,428

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 609

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions 452,046

2d. SIPC Net Operating Revenues $ 1,185,219

2e. General Assessment @ .0025 $ 2,963
(to page 1 but not less than $150 minimum)